Exhibit 99.2

SATELLOS BIOSCIENCE INC.

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Satellos Bioscience Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Satellos Bioscience Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in notes 2.2 and 19 to the consolidated financial statements, the Company changed its presentation currency of the consolidated financial statements from the Canadian dollar to the United States dollar.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2026

We have served as the Company’s auditor since 2024.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Financial Position

(Expressed in thousands of US Dollars)

		December 31,	December 31,	January 1,
As at,	Notes	2025	2024	2024
		$	$	$
			(Notes 2 and 19)	(Notes 2 and 19)
ASSETS
Current
Cash and cash equivalents	3	9,804	40,073	16,681
Short-term investments	4	17,906	8,475	13,246
Sales tax, interest and other receivables		370	435	441
Prepaid expenses and deposits	5	3,804	1,760	112
Derivative financial instruments, net		—	—	3
Total current assets		31,884	50,743	30,483

Property and equipment		5	4	15
Assets held for sale
Intangible asset	6	—	—	2,961
Investments	6	—	—	31
		5	4	3,007

TOTAL ASSETS		31,889	50,747	33,490

LIABILITIES
Accounts payable and accrued liabilities	7	4,105	3,583	2,734
Total current liabilities		4,105	3,583	2,734

Total Liabilities		4,105	3,583	2,734

SHAREHOLDERS’ EQUITY
Common Shares	8	85,828	78,131	47,335
Pre-Funded Warrants	8	15,480	19,967	13,050
Contributed surplus		10,166	7,900	6,472
Accumulated deficit		(81,970)	(57,097)	(36,463)
Accumulated other comprehensive income/(loss)		(1,720)	(1,737)	362
Total shareholders’ equity		27,784	47,164	30,756

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		31,889	50,747	33,490

Commitments and Contingencies (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Adam Mostafa	Director

/s/ Geoff MacKay	Director

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of US Dollars, except for per share amounts)

	Notes	December 31, 2025	December 31, 2024
		$	$
Research and development (“R&D”)	11	18,426	14,359
General and administrative (“G&A”)	11	8,033	6,039

TOTAL OPERATING EXPENSES:		(26,459)	(20,398)

OTHER INCOME AND EXPENSES
Finance income		1,360	1,003
Impairment of intangible asset	6	—	(2,905)
Loss on derivative financial instruments	6	—	(3)
Foreign exchange gain		398	1,669

NET LOSS BEFORE INCOME TAXES		(24,701)	(20,634)

Income tax expense	14	(172)	—

NET LOSS FOR THE YEAR		(24,873)	(20,634)

OTHER COMPREHENSIVE LOSS
Item that may be reclassified to net loss
Foreign currency translation adjustment		17	(2,099)

TOTAL COMPREHENSIVE LOSS		(24,856)	(22,733)

Basic and diluted loss per Common Share	8	$(1.70)	$(2.16)
Basic and diluted loss per Pre-Funded Warrant	8	$(0.00)	$(0.00)
Weighted average number of Common Shares	8	14,595,771	9,564,862

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US Dollars)

For the year ended December 31, 2025, and 2024

							Accumulated
							Other	Total
			Pre-Funded	Pre-Funded	Contributed	Accumulated	Comprehensive	Shareholders’
	Common Shares	Common Shares	Warrants	Warrants	Surplus	Deficit	Loss	Equity
	Number[1]	$	Number[1]	$	$	$	$
Balance - December 31, 2023 (Notes 2 and 19)	112,791,658	47,335	39,702,780	13,050	6,472	(36,463)	362	30,756
Exercise of warrants (Note 9)	1,608,214	813	—	—	(213)	—	—	600
Common Shares issued in equity offering, net of transaction costs	51,420,000	29,983	—	—	—	—	—	29,983
Pre-Funded Warrants issued in equity offering, net of transaction costs	—	—	11,865,000	6,917	—	—	—	6,917
Stock-based compensation (Note 10)	—	—	—	—	1,641	—	—	1,641
Net loss for the year	—	—	—	—	—	(20,634)	—	(20,634)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,099)	(2,099)
Balance – December 31, 2024 (Notes 2 and 19)	165,819,872	78,131	51,567,780	19,967	7,900	(57,097)	(1,737)	47,164

Balance - December 31, 2024 (Notes 2 and 19)	165,819,872	78,131	51,567,780	19,967	7,900	(57,097)	(1,737)	47,164
Exercise of warrants (Note 9)	5,623,087	2,928	—	—	(834)	—	—	2,094
Common Shares issued in connection with the exercise of Pre-Funded Warrants (Note 8)	13,650,631	4,487	(13,650,840)	(4,487)	—	—	—	—
Common Shares issued upon exercise of stock options	413,563	282	—	—	(135)	—	—	147
Stock-based compensation (Note 10)	—	—	—	—	3,235	—	—	3,235
Net loss for the year	—	—	—	—	—	(24,873)	—	(24,873)
Foreign currency translation adjustment	—	—	—	—	—	—	17	17
Balance – December 31, 2025	185,507,153	85,828	37,916,940	15,480	10,166	(81,970)	(1,720)	27,784

The accompanying notes are an integral part of these consolidated financial statements.

1 Presented on a pre-consolidation basis, unadjusted for the twelve-for-one share consolidation completed on January 27, 2026 (note 8)

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of US Dollars)

For the years ended,	Notes	December 31, 2025	December 31, 2024
		$	$
			(Notes 2 and 19)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year		(24,873)	(20,634)
Items not affecting cash:
Depreciation of property and equipment		4	15
Stock-based compensation	10	3,235	1,641
Impairment of intangible assets	6	—	2,905
Loss on derivative financial instruments	6	—	3
Non-cash finance income		—	(358)
Unrealized foreign exchange gain		(484)	(1,071)
Net change in non-cash working capital balances:
Sales tax, interest and other receivables		65	(32)
Prepaid expenses and deposits		(2,044)	(1,733)
Accounts payable and accrued liabilities		501	1,012
		(23,596)	(18,252)
FINANCING ACTIVITIES
Proceeds from exercise of warrants		2,094	600
Proceeds from exercise of stock options		147	—
Proceeds from Common Shares issuance, net of costs	8	—	30,057
Proceeds from Pre-Funded Warrants issuance, net of costs	8	—	6,917
		2,241	37,574
INVESTING ACTIVITIES
Purchases of short-term investments		(23,369)	(27,416)
Maturities of short-term investments		13,958	32,076
Purchase of property and equipment		(6)	(4)
		(9,417)	4,656
Effect of foreign currency exchange rates on cash and cash equivalents		503	(586)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(30,269)	23,392
CASH AND CASH EQUIVALENTS – Beginning of year		40,073	16,681
CASH AND CASH EQUIVALENTS – End of year		9,804	40,073
Cash interest received included in operating activities		1,160	573

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.Description of business

Satellos Bioscience Inc. (“Satellos” or the “Company”) is a Canadian biotechnology and drug development company incorporated under the laws of Canada. The head office, principal address, and records of the Company are located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario, M5J 2J1 Canada and the Company’s common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).

The Company has wholly owned subsidiaries in Australia (Satellos Bioscience Australia Pty Ltd) and in Delaware, USA (Satellos Bioscience US, Inc.).

On July 29, 2025, the Company completed the sale of its wholly owned subsidiary in Canada, Amphotericin B Technologies, Inc., (AmpB), to Natural Works Trading Limited, as part of a strategic portfolio review, for consideration of $10. This divestiture did not impact the Company’s core operations or ongoing business activities.

2.Basis of presentation and material accounting policies

2.1Basis of presentation

These consolidated financial statements as at and for the years ended December 31, 2025, and 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

The consolidated financial statements have been prepared using the accrual basis of accounting at historical cost except for derivative financial instruments and assets held for sale which are measured at fair value.

The consolidated financial statements are presented in thousands of US dollars, unless otherwise stated.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 26, 2026.

2.2Change in functional and presentation currency

Effective January 1, 2025, Satellos Bioscience Inc. adopted the United States dollar (“USD”) as its functional currency. Prior to this date, the functional currency was the Canadian dollar (“CAD”). The change in the functional currency from CAD to USD was made to more closely reflect the primary economic environment in which the Company currently operates. As a result of the advancement of the Company’s development programs, the Company incurred and anticipated incurring the majority of future operating costs including research and development costs primarily in USD. On January 1, 2025, the change in functional currency resulted in the assets and liabilities of the Company as of December 31, 2024 being translated into USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency was applied prospectively from January 1, 2025.

During the year ended December 31, 2025, the Company also changed its presentation currency from CAD to USD. The change in presentation currency was made to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. In making the change to a USD presentation currency, the Company followed the guidance in IAS 21, the Effects of Changes in Foreign Exchange Rates and has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the consolidated financial statements for all the years presented have been translated to the new USD presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to other comprehensive loss. The Company has presented the effects of the change in the presentation currency, see note 19.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.3Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

2.4Summary of material accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Cash and cash equivalents are held or invested at financial institutions including Canadian chartered banks and financial service firms. Interest income earned is recognized in the consolidated statements of loss and comprehensive loss in finance income.

Functional and presentation currency

The Company has a functional currency of USD and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. For subsidiaries that have a functional currency different from the Company’s presentation currency of USD, the assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position and income and expenses are translated at the exchange rates at the dates of the transactions. All resulting changes are recognized in other comprehensive loss as foreign currency translation adjustments.

Current and deferred income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax assets are only recognized to the extent that it is considered probable that they will be realized. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment.

Financial instruments

Classification and Measurement of Financial Instruments

At initial recognition, financial instruments are recorded at fair value. For financial instruments not measured at fair value through profit or loss, transaction costs directly attributable to their acquisition are included in the carrying amount. Transaction costs related to financial instruments measured at fair value through profit or loss are expensed as incurred.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Company could classify its financial instruments:

●	Amortized cost: Financial assets held to collect contractual cash flows, where those cash flows solely represent payments of principal and interest, are measured at amortized cost. Interest income is recognized using the effective interest rate method in the consolidated statements of loss and comprehensive loss.
●	Fair value through other comprehensive income (FVOCI): Financial assets held for both collecting contractual cash flows and for selling, where the cash flows solely represent payments of principal and interest, are measured at FVOCI. Changes in fair value are recorded in other comprehensive income, except for impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the consolidated statements of loss and comprehensive loss.
●	Fair value through profit or loss (FVTPL): Financial instruments that do not meet the criteria for measurement at amortized cost or FVOCI are measured at FVTPL. Changes in fair value are recognized in net loss in the period in which they arise and presented net in the consolidated statements of loss and comprehensive loss, except when the instrument is designated as part of a hedging relationship.

The Company’s financial assets and liabilities are subsequently measured at amortized cost using the effective interest rate method except for derivative financial instruments and investments which are measured at FVTPL.

The Company applies the expected credit loss (“ECL”) model under IFRS 9 to financial assets measured at amortized cost. For short-term investments, the Company applies the low credit risk practical expedient, as these balances are held with counterparties that meet the Company’s minimum credit rating requirements and are considered to have low credit risk at the reporting date. Accordingly, no significant increase in credit risk is recognized and the Company measures expected credit losses on a 12-month basis (Stage 1). The resulting ECL is assessed as immaterial.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If such an indication exists, or if annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs of disposal or its value in use. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

At each reporting date, the Company assesses whether previously recognized impairments should be reversed based on updated assumptions. Any reversal is limited to the asset’s recoverable amount and cannot exceed its historical carrying value net of amortization or depreciation.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Research and development

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development and clinical trials. The Company outsources a significant portion of its research and development activities to third-party contract service providers. Third-party costs include those related to preclinical research, clinical trial activities and product manufacturing. Clinical trial activities expenses include investigator fees, clinical site costs, contract research organization fees and other related costs. The amount of expense recognized in a period for third-party contract service providers is based on the work performed using the accrual basis of accounting. The Company’s third-party contract service organizations provide information of services performed to allow the Company to determine the appropriate accrual at period end.

Research and development tax credits receivable

The Company is entitled to certain refundable research and development tax credits (“R&D credits”) for qualified scientific research and experimental development. These R&D credits are recorded as a reduction in the related expenditures when there is reasonable assurance that such credits will be realized. R&D credits that are related to capitalized expenditures are recognized in the consolidated statements of financial position as a reduction to the asset that the tax credit relates.

Share capital

Common Shares and pre-funded common share purchase warrants (“Pre-Funded Warrants”) are classified as equity. Incremental costs directly attributable to the issuance of Common Shares and Pre-Funded Warrants are recognized as a deduction from shareholders’ equity.

Stock-based compensation

The Company grants stock options to directors, officers, employees, consultants and advisors as consideration for work or services performed. The Company used the Black-Scholes option pricing model to estimate the fair value of each stock option on the grant date. Stock option expense is recognized over the vesting period using the graded vesting method by increasing contributed surplus based on the number of stock options expected to vest.

Loss per share

Basic and diluted loss per share is calculated by dividing net loss for the year attributable to the Company by the weighted average number of shares outstanding.

The Company applies the two-class method for computing loss per share, as it has outstanding Pre-Funded Warrants that are classified as equity and carry contractual rights to participate in dividends and other distributions to common shareholders on an as if-exercised basis. Under the two-class method, net profit or loss in each period is allocated between Common Shares and Pre-Funded Warrants based on their respective rights to receive dividends and share in undistributed earnings. The Pre-Funded Warrants are not included in the weighted-average number of Common Shares outstanding for purposes of basic loss per share, as they have not been exercised and the issuance of Common Shares upon exercise remains at the holder's option.

Losses are not allocated to the Pre-Funded Warrants in determining earnings per share in accordance with the Company’s accounting policy. Accordingly, in periods in which the Company reports a net loss and no dividends are declared, the entire net loss is attributed to common shareholders for purposes of computing basic loss per share. Basic loss per share for Pre-Funded Warrants is based on nil net income for the year ended December 31, 2025 and 2024.

For diluted loss per share, the effect of potentially dilutive securities including stock options, are excluded when the Company is in a net loss position, as their inclusion would reduce the net loss per share and would therefore be anti-dilutive.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.5New and amended standards and interpretations

a)New standards, amendments and interpretations issued but not yet effective

At the date of authorization of these consolidated financial statements, the Company had not applied the following new and revised IFRS Accounting Standards that are not yet effective.

Amendments to IFRS 9, Financial instruments and IFRS 7, Financial instruments: Disclosures

The IASB has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance (ESG) targets).

The Company has reviewed the amendments and assessed their potential impact on its consolidated financial statements. Based on its current financial instruments, which consist primarily of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities. The Company does not expect a significant impact from the adoption of these amendments and intends on adopting the exception for certain financial liabilities settled through an electronic payment system.

New accounting standard IFRS 18, Presentation and disclosure in financial statements

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) will provide new presentation and disclosure requirements and replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

The Company is currently evaluating the potential impact of this standard on its consolidated financial statements and disclosures.

2.6Use of judgements and estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Management has applied significant judgements, estimates and assumptions to the following:

a)Research and development expense estimates

The Company records research and development expenses based on estimates of services performed and costs incurred by contract research organizations, contract manufacturing organizations, clinical trial sites, and other third-party vendors. These estimates include accrued expenses and prepayments for research and development activities. As vendors may invoice in arrears or in advance, management estimates the costs incurred but not yet invoiced at each reporting date. Estimates are based on factors such as project progress, service reports, milestones, and contract terms. Due to the nature of these arrangements, significant judgment is required in determining the completeness of accruals and prepayments, and actual amounts may differ from management’s estimates.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

b)Impairment of intangible assets

Impairment exists when the carrying value of an asset or cash generating units (“CGUs”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. During the year ended December 31, 2024, management determined that it was no longer likely that the sale of AmpB would be completed. The Company recognized an impairment of $2,905 to fully write down the remaining carrying value of the intangible asset. The factor leading to this impairment was the lack of financing obtained by NW Micelle Therapeutics Inc. (“NWMT”) to advance the technology. On October 7, 2024, the Company exercised its Put Option, and NW Pharmatech Limited (“NWPT”) did not fulfil their obligations under the terms of the agreement. On July 29, 2025, the Company completed the sale of AmpB, to Natural Works Trading Limited.

3.Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31, 2025	December 31, 2024
	$	$
Cash balances with banks	4,384	24,385
Short-term instruments	5,420	15,688
Total cash and cash equivalents	9,804	40,073

Cash and cash equivalents include cash held with financial institutions and highly liquid short-term instruments, including guaranteed investment certificates, with original maturities of three months or less. These instruments bear interest at either variable rates based on prevailing market rates or fixed rates for short-term instruments that have original maturities of less than three months.

4.Short-term investments

Short-term investments with initial maturities greater than three months and less than one year consist of the following:

	December 31, 2025	December 31, 2024
	$	$
Guaranteed Investment Certificates	17,906	8,475
Total short-term investments	17,906	8,475

Short-term investments consist of guaranteed investment certificates with original maturities greater than three months and less than one year. These instruments bear interest at fixed rates ranging from 2.3% to 4.5% (2024 – 5.1% to 5.3%) and mature at various dates within one year.

5.Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	December 31, 2025	December 31, 2024
	$	$
Research and development deposits	3,617	1,580
Other prepaids and deposits	187	180
Total prepaid expenses and deposits	3,804	1,760

Research and development deposits primarily consist of advance payments to contract research organizations for services required for ongoing clinical trials and other planned research and development activities, including procurement of supplies and materials and preclinical work. Other prepaid expenses and deposits consist of advance payments for insurances, subscriptions, and other general and administrative items.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

6.Intangible asset and assets held for sale

The intangible asset consisted of the Oral AmpB Delivery System held by AmpB Tech (“OralTrans”), which consists of (a) a license to three patents from the University of British Columbia; (b) title to several patents and patent applications; and (c) clinical and pre-clinical data. This intangible asset had a finite useful life that was estimated to run until the latest expected expiry date of the patent that is expected to issue from the latest-filed patent application either licensed to or filed by the Company.

On Oct 6, 2022, the Company licensed the OralTrans technology to NWMT in exchange for 15% of NWMT. Further, the Company entered into an agreement with NWPT, the entity that owns 85% of NWMT, in which NWPT acquired a time-limited option to acquire AmpB Tech from the Company for $3,000 subject to certain conditions (the “Call Option”); and  the Company acquired a time-limited option (with the same term as the Call Option) to compel NWPT to acquire AmpB Tech from the Company for US$3,000 subject to certain conditions (the “Put Option”).

Due to the prospect of sale within one year, AmpB Tech (and its component assets, OralTrans and the investment in NWPT), were considered assets held for sale. Accordingly, the group of assets were recorded at their respective fair values, determined to be $2,992 in aggregate, as of January 1, 2024, and the intangible asset was no longer amortized.

During the year ended December 31, 2024, management determined that it was no longer likely that the sale of AmpB (and its component assets, OralTrans and the investment in NWPT) would be completed through the exercise of the Call Option or completion of the Put Option. As such, the AmpB assets no longer qualified as held for sale and accordingly were measured at the lower of the carrying value and the recoverable amount. The Company recognized an impairment of $2,905 to fully write down the remaining carrying value of the intangible asset, the investment in NWMT, and the Call and Put Options. The factor leading to this impairment was the lack of financing obtained by NWMT to advance the technology. On October 7, 2024, the Company exercised its Put Option, and NWPT did not fulfil their obligations under the terms of the agreement. On July 29, 2025, the Company completed the sale of its wholly owned subsidiary in Canada, Amphotericin B Technologies, Inc., (AmpB), to Natural Works Trading Limited, as part of a strategic portfolio review, for consideration of $10.

7.Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
	$	$
Trade payables	1,772	2,063
Short-term instruments	2,261	1,520
Income taxes payable	72	—
Total accounts payable and accrued liabilities	4,105	3,583

8.Share capital and Pre-Funded Warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. In accordance with IFRS Accounting Standards, the weighted average number of Common Shares outstanding and basic and diluted net loss per  Common Share for all years presented has been adjusted retrospectively to reflect the consolidation.

The effect of any potential exercise of the Company’s potentially dilutive securities outstanding during the year has been excluded from the calculation of diluted loss per share as it would be anti-dilutive.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Share Capital (Issued and Outstanding)

As noted above, the Company completed a twelve-for-one consolidation of its issued and outstanding Common Shares on January 27, 2026. As a result of the share consolidation, the 185,507,153 Common Shares issued and outstanding at December 31, 2025, were consolidated to 15,458,903 Common Shares outstanding. Any quantities relating to these instruments or any per unit price such as exercise prices disclosed throughout these consolidated financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted net loss per Common Share.

The effect of the share consolidation on the issued and outstanding number of Common Shares, Pre-Funded Warrants, and stock options outstanding at December 31, 2025, is as follows:

	Balance Before	Balance After
	Share Consolidation	Share Consolidation
Common Shares	185,507,153	15,458,903
Pre-Funded Warrants	37,916,940	3,159,743
Stock Options	26,436,082	2,202,960

Pursuant to the terms of the Company’s stock option plan, the number of stock options outstanding and their exercise prices will be adjusted to reflect the consolidation, such that the total value of each stock option is preserved. These adjustments are prospective and do not affect the balances reported in the stock option continuity table as at December 31, 2025, which is presented on a pre-consolidation basis, see note 10.

December 2024 Equity Offering

On December 20, 2024, the Company completed a public offering (the “December Equity Offering”), issuing 51,420,000 Common Shares at CA$0.90 per common share and 11,865,000 Pre-Funded Warrants with no expiry date and an exercise price of CA$0.00001 for CA$0.89999 per Pre-Funded Warrant for gross proceeds of $40,000.

The costs associated with the December Equity Offering were $3,100, including cash costs for commissions to the agents of approximately $2,781, professional fees and regulatory costs of $245, and accrued professional and regulatory fees of $74.

Pre-Funded Warrants

The following is a summary of changes in Pre-Funded Warrants:

	Year ended,		Year ended,
	December 31, 2025		December 31, 2024
	Number of	Weighted	Number of	Weighted
	Pre-Funded	average	Pre-Funded	average
	Warrants	exercise price	Warrants	Exercise price
Outstanding, beginning of year	51,567,780	CA$0.00001	39,702,780	CA$0.00001
Exercised	(13,650,840)	CA$0.00001	—	—
Issued	—	—	11,865,000	CA$0.00001
Outstanding, end of year	37,916,940	CA$0.00001	51,567,780	CA$0.00001

Each Pre-Funded Warrant entitles the holder to acquire one common share at a nominal exercise price, and do not expire. Holders of Pre-Funded Warrants are entitled to participate in dividends and other distributions on an as-exercised basis in accordance with their terms.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.Warrants

Warrants have been issued as part of equity financings and include compensation to agents and brokers of the Company. Pre-Funded Warrants are listed separately on the consolidated statement of financial position and on the consolidated statement of changes in shareholders’ equity and are excluded from the tables below.

The following is a summary of changes in warrants:

	Year ended,		Year ended,
	December 31, 2025		December 31, 2024
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year	10,726,111	CA$0.53	12,346,419	CA$0.53
Exercised	(5,623,087)	CA$0.53	(1,608,214)	CA$0.52
Expired	(5,103,024)	CA$0.53	(12,094)	CA$0.40
Outstanding, end of year	—	—	10,726,111	CA$0.53

10.Stock-based compensation

Effective May 14, 2024, the Company adopted a new omnibus equity incentive plan (“Omnibus Plan”) which authorizes the Board of Directors to administer the Omnibus Plan to provide equity-based compensation in the form of stock options and restricted stock units.

The Company currently maintains its existing Amended and Restated Incentive Stock Option Plan (“Option Plan”) but effective May 14, 2024 no further grants will be made under this plan though existing grants under the Option Plan will remain in effect in accordance with their terms. The aggregate number of Common Shares that may be issued under all awards under the Omnibus Plan and the Option Plan is 15% of our issued and outstanding Common Shares on a rolling basis.

Under both the Omnibus Plan and the Option Plan, the exercise price of each option equals the market price of the underlying share on the date of the grant. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date.

The stock-based compensation expense of the stock options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock option transactions for the year ended December 31, 2025, and December 31, 2024, are presented below:

	Year ended,		Year ended,
	December 31, 2025		December 31, 2024
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, beginning of year	13,879,589	CA$0.73	14,134,363	CA$0.71
Granted	13,923,028	CA$0.74	1,162,500	CA$0.73
Exercised	(413,563)	CA$0.50	—	—
Forfeited and expired	(952,972)	CA$0.79	(1,417,274)	CA$0.56
Outstanding, end of year	26,436,082	CA$0.73	13,879,589	CA$0.73

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

As at December 31, 2025, the Company had the following outstanding options:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Exercise Prices	options	contractual life	exercise price	options	exercise price
CA$0.32-$0.50	3,385,477	7.42	CA$0.40	2,281,762	CA$0.39
CA$0.50-$0.66	9,861,983	8.27	CA$0.59	3,931,036	CA$0.60
CA$0.66-$1.80	13,188,622	8.39	CA$0.93	2,671,787	CA$1.47
	26,436,082	8.22	CA$0.73	8,884,585	CA$0.81

The following table presents the assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year, and the resultant average fair values:

	Year ended,	Year ended,
	December 31, 2025	December 31, 2024
Expected life of stock options	10 years	10 years
Expected weighted average volatility	84%	84%
Expected dividend yield	nil %	nil %
Weighted average risk-free interest rate	3.1%	3.03%
Weighted average fair value of stock options granted in the year	$0.44	$0.44

Due to the absence of volatility rates specific to the Company, the Company considered the volatility of similar companies in determining this estimate.

During the year ended December 31, 2025, $3,235 (2024 - $1,641) has been recognized as stock-based compensation expense.

11.Operating expenses:

Research and development expenses:

	December 31, 2025	December 31, 2024
	$	$
Salaries and management fees	3,359	2,687
Discovery expenses	682	698
Preclinical expenses	2,160	5,420
Chemistry, manufacturing controls	1,117	2,495
Clinical expenses	9,600	2,459
Stock-based compensation	1,508	600
Total research and development expenses	18,426	14,359

General and administrative:

	December 31, 2025	December 31, 2024
	$	$
Salaries and management fees	3,337	2,723
Professional fees	2,374	1,688
Other operating expenses	590	572
Stock-based compensation	1,727	1,041
Depreciation	5	15
Total general and administrative expenses	8,033	6,039

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.Commitments and contingencies

The Company enters into contracts in the normal course of business, including for research and development activities. As at December 31, 2025, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $23,142. These commitments are generally cancellable with notice, subject to payment for services rendered to the date of termination. These commitments include agreements related to the conduct of long-term toxicology, manufacturing, clinical development, and clinical trial costs.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$23,142	$14,686	$8,456	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to Ottawa Hospital Research Institute (“OHRI”) under the OHRI Sponsored Research Agreement (“OHRI SRA”) and the Ottawa Hospital Research Institute License (“OHRI License”). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

●	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

The following payments to OHRI may be triggered by specified events:

●	CA$50 - each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);
●	CA$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);
●	CA$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and
●	CA$1,000- each time a Licensed Product is the subject of a regulatory approval in the US (such as New Drug Application and Biologics License Application) or equivalent in any other industrialized country (maximum one payment per new drug candidate).
●	2% of sublicensing income received by the Company from the grant of sublicenses.

The Company has not accrued any amounts for these payments as of December 31, 2025, no milestones were achieved during the year. During the year ended December 31, 2024, the Company made a milestone payment of $37 upon the approval of an Investigational New Drug (IND) application for SAT-3247, in accordance with the agreement.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.Related party transactions

The following related parties have engaged in transactions with the Company during the year ended December 31, 2024:

a)	Bloom Burton Securities Inc. (“BBSI”) - an entity that is jointly controlled by Brian Bloom, a director of the Company. BBSI acted as lead agent in the December 2024 equity offering (Note 8). Related to the December Equity Offering on December 17, 2024, the Company paid $3,960 in commission and reimbursed BBSI for $141 in legal and related fees.
b)	Mr. William Jarosz, previously the Chief Executive Officer of iCo Therapeutics Inc. (“iCo”), the entity the Company completed a reverse takeover transaction with on August 13, 2021, and a former Director of the Company, had provided consulting services to iCo that were unpaid as of the date of the reverse takeover and this liability was assumed by the Company. Following the reverse takeover, Mr. Jarosz provided consulting services to the Company until November 2023. During the year ended December 31, 2024, the Company fully settled the outstanding balance of $706.

Key management personnel consist of the Company’s Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, Chief Discovery Officer, former Chief Business Officer and Chief Financial Officer and the Directors of the Company. The remuneration of key management personnel is as follows:

	December 31, 2025	December 31, 2024
	$	$
Salaries and management fees	2,676	2,299
Stock-based compensation	2,060	1,093
Total	4,736	3,392

14.Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

For the year ended	December 31, 2025	December 31, 2024
Loss before income taxes	$(24,701)	$(20,634)
Tax rate	26.5%	26.5%
Income tax recovery at statutory rate	(6,546)	(5,468)
Permanent differences	543	1,269
Impact of foreign exchange, foreign tax rates, and changes to tax rates	(1,235)	(56)
Share issuance costs and other timing differences	5	(782)
Adjustment to prior years provision versus statutory tax returns	(750)	—
Income tax benefit not recognized	8,155	5,037
Tax expense/(recovery)	172	—

The following temporary differences have not been recognized:

As at	December 31, 2025	December 31, 2024
Non-capital loss carry forwards	$77,909	$59,710
Share issuance costs and other	4,183	5,194
Intangible assets	4,314	4,160
Research and development costs	9,343	—
Non-refundable R&D tax credits	1,382	846
	97,131	69,910

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Non-capital loss carry forward expiration by country:

Canada	$77,062	2026-2045
Australia	847	do not expire
	77,909

15.Segmented information

The Company operates within a single operating segment, the research and development of small molecule drug candidates to treat degenerative muscle diseases, which is the Company’s only reportable segment and is consistent with the internal reporting provided to the chief operating decision-maker. The Company operates in three geographic areas, Canada, United States and Australia. As at December 31, 2025, the Company held total assets of $207 (December 31, 2024 - $145) in the United States, $669 (December 31, 2024 - $979) in Australia and $31,013 in Canada (December 31, 2024 - $49,623).

16.Capital management

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue debt or sell assets. Total capital is calculated as the Company’s own equity.

The Company is not subject to any externally imposed capital requirements.

17.Financial instruments and risk management

The Company is exposed to various risks through its financial instruments including the following:

a)	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables.The carrying value of these items represent the Company’s maximum exposure to credit risk. At December 31, 2025 and 2024, no expected credit losses were recognized on any outstanding receivables. During the year ended December 31, 2025, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by maintaining cash balances with large, reputable financial institutions and by investing in highly liquid instruments issued or guaranteed by governments or financial institutions. Such investments are restricted to instruments with a minimum credit rating of BB (or equivalent) at the time of investment. The Company’s cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and Guaranteed Investment Certificates with commercial banks. The carrying values of cash and cash equivalents, short-term investments, and receivables represent the Company’s maximum exposure to credit risk.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at December 31, 2025, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and price risk.

I)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates.

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar, primarily expenses for general and administrative and research and development incurred in Canadian dollars. The Company manages foreign exchange risk by maintaining Canadian dollars cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

	As at December 31, 2025
	US	Australian	Euro	Canadian	Total
	$	$	€	$	$
Cash and cash equivalents	5,105	498	—	4,201	9,804
Short-term investments	14,550	—	—	3,356	17,906
Accounts payable and accrued liabilities	(1,759)	(4)	(921)	(1,421)	(4,105)
Total	17,896	494	(921)	6,136	23,605

	As at December 31, 2024
	US	Australian	Euro	Canadian	Total
	$	$	€	$	$
Cash and cash equivalents	24,848	339	—	14,886	40,073
Short-term investments	5,000	—	—	3,475	8,475
Accounts payable and accrued liabilities	(2,491)	(329)	(242)	(521)	(3,583)
Total	27,357	10	(242)	17,840	44,965

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar, and Euro would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2025, of $571 (December 31, 2024 - $1,761).

II)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

III)	Fair Value

Financial assets and liabilities are recognized on the consolidated statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At December 31, 2025, the Company’s financial instruments, all subsequently measured at amortized cost, included cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, the carrying amounts approximate their fair value at the respective consolidated statement of financial position date.

18.Subsequent events

On February 9, 2026, the Company completed a public offering of 5,168,019 Common Shares at $10.10 per Common Share, following the twelve-for-one share consolidation. In addition, the public offering also included the issuance of 495,049 Pre-Funded Warrants to purchase Common Shares at US$10.09999 per warrant (CA$13.80999 per warrant). Gross proceeds from the public offering were approximately $57,200.

Subsequent to December 31, 2025, the Company made a milestone payment of $150 upon the initiation of the Phase 2 clinical trial for SAT-3247 in the US, in accordance with the agreement with OHRI (note 12).

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

19.Change in presentation currency

Effective January 1, 2025, the Company changed its presentation currency from CAD to USD. In accordance with IAS 21, this change has been applied retrospectively to the date of the reverse takeover, and all comparative information has been presented  in USD. Assets and liabilities have been translated into the presentation currency at the exchange rate prevailing at the reporting date, or at the exchange rates prevailing at the dates of the transactions. Exchange differences arising on translation are recognized in other comprehensive loss. The Company has presented the effects of the change in presentation currency below. The consolidated statements of cash flows have been adjusted to reflect the currency change, and no other adjustments were required.

	December 31, 2024	December 31, 2024	January 1, 2024	January 1, 2024
	USD$	CAD$	USD$	CAD$
ASSETS
Current
Cash and cash equivalents	40,073	57,659	16,681	22,067
Short-term investments	8,475	12,195	13,246	17,520
Sales tax, interest and other receivables	435	626	441	583
Prepaid expenses and deposits	1,760	2,532	112	148
Derivative financial instruments, net	—	—	3	4
Total current assets	50,743	73,012	30,483	40,322
Property and equipment	4	5	15	19
Assets held for sale
Intangible asset	—	—	2,961	3,916
Investments	—	—	31	41
	4	5	3,007	3,976
TOTAL ASSETS	50,747	73,017	33,490	44,298

LIABILITIES
Accounts payable and accrued liabilities	3,583	5,155	2,734	3,624
Total current liabilities	3,583	5,155	2,734	3,624
Total liabilities TOTAL LIABILITIES	3,583	5,155	2,734	3,624

SHAREHOLDERS’ EQUITY
Common Shares	78,131	105,729	47,335	61,916
Pre-Funded Warrants	19,967	27,622	13,050	17,772
Contributed surplus	7,900	10,329	6,472	8,503
Accumulated deficit	(57,097)	(75,601)	(36,463)	(47,502)
Accumulated other comprehensive income/(loss)	(1,737)	(217)	362	(15)
Total shareholders’ equity	47,164	67,862	30,756	40,674
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY SHAREHOLDERS’ EQUITY	50,747	73,017	33,490	44,298

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

	December 31, 2024	December 31, 2024
	USD$	CAD$
Research and development expenses	14,359	19,603
General and administrative expenses	6,039	8,205
LOSS FROM OPERATING ACTIVITIES	(20,398)	(27,808)
OTHER INCOME AND EXPENSES
Finance income	1,003	1,371
Impairment of intangible asset	(2,905)	(3,961)
Loss on derivative financial instruments	(3)	(2)
Foreign exchange gain	1,669	2,301
NET LOSS FOR THE YEAR	(20,634)	(28,099)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(2,099)	(202)
TOTAL COMPREHENSIVE LOSS	(22,733)	(28,301)